Exhibit 99.1

Bragg Gaming Expands to Second Canadian Province with Loto-Québec Content Deal

Agreement provides for Loto-Québec’s utilization of Bragg’s exclusive online casino content including proprietary titles from Atomic Slot Lab and Indigo Magic

Toronto, February 20, 2025 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or the “Company”) is pleased to announce that it has entered into an online casino content agreement with Canadian operator Loto-Québec, the only 100% legal and local casino site in the province of Québec.

The agreement marks the expansion of Bragg into its second Canadian province, following Bragg’s prior entry into Ontario in March 2022.

Pursuant to the agreement, Loto-Québec will benefit from access to exclusive content, including titles from Bragg’s in-house proprietary content development studios, a roster which includes Atomic Slot Lab and Indigo Magic, through Bragg Gaming’s Remote Games Server (RGS) technology, delivered via the Bragg HUB platform.

In addition, Loto-Québec players will also be able to access on lotoquebec.com titles from multiple content partners under the Powered By Bragg program, including King Show Games, Bluberi, Incredible Technologies and Sega Sammy Creation.

All content delivered on the Bragg HUB comes with the company’s Fuze™ promotional tools as standard which offer player engagement features on games such as free rounds, jackpots, tournaments and quests.

The agreement with Loto-Québec’s online casino supports Bragg Gaming’s strategic goals by accelerating the growth of utilization of Bragg’s exclusive and proprietary content, and the diversification of revenue through expansion into North American markets.

Garrick Morris, Senior Vice President, Commercial, U.S. and Canada at Bragg Gaming Group commented: “It’s fantastic to see Bragg’s content expand into our second Canadian province. Loto-Québec is a strategic partner, and we are excited to see our proprietary games as well as exclusive content from our partners live and available to Loto-Québec players. We look forward to developing our relationship as a key supplier to Loto-Québec as we continue the roll-out with regular new game releases planned.”

“We’ve enjoyed strong growth in North America over the past 12 months and I am pleased to further support this momentum with this successful launch in Québec. I would like to thank the Loto-Québec and Bragg teams for making this happen.”

François Hardy, Senior Director of Product and Innovation at Loto-Québec, said: “At Loto-Québec, we are always looking for new and exciting ways to entertain our players. Bragg perfectly aligns with this vision, enabling us to provide a refreshing and dynamic experience to our players.”

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is an iGaming content and platform technology solutions provider serving online and land-based gaming operators with its proprietary and exclusive content, and cutting-edge player account management (“PAM”) technology. Bragg Studios offer high-performing and passionately crafted casino game titles using the latest in data-driven insights from in-house brands including Wild Streak Gaming, Atomic Slot Lab and Indigo Magic. Its proprietary content portfolio is complemented by a selection of exclusive titles from carefully selected studio partners under the Powered By Bragg program. Games built on Bragg’s remote games server (“RGS”) technology are distributed via the Bragg HUB content delivery platform and are available exclusively to Bragg customers. Bragg’s powerful, modular PAM technology powers multiple leading iCasino and sportsbook brands and is supported by expert in-house managed, operational, and marketing services. Content delivered via the Bragg HUB either exclusively or from the Bragg aggregated games portfolio is managed from a single back-office which is supported by a cutting-edge data platform, and Bragg’s award-winning Fuze™ player engagement toolset. Bragg is licensed, certified, or otherwise approved and operational in over 30 regulated iCasino markets globally, including in the U.S., Canada, LatAm and Europe.

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